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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                 FOR THE QUARTER ENDED MARCH 31, 1998



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Calculation of Allowed Cost of Capital -
     Effective April 1, 1998                                      8
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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 1998
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $33,340

COST OF OPERATION                                           33,833

OPERATING LOSS                                                (493)

NONOPERATING INCOME                                            485

LOSS BEFORE FEDERAL INCOME TAXES                                (8)

FEDERAL INCOME TAX CREDIT                                       (8)

NET INCOME                                                 $  -



                    STATEMENT OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 1998
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $-

NET INCOME                                                     -

CASH DIVIDENDS DECLARED                                        -

BALANCE AT END OF PERIOD                                      $-


The common stock of the Company is wholly owned by Ohio Power Company.

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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           March 31,
                                                             1998
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $48,352
  Construction Work in Progress                                  41
    Total Mining Plant                                       48,393
  Accumulated Depreciation and Amortization                  42,945

         NET MINING PLANT                                     5,448

OTHER PROPERTY AND INVESTMENTS                                2,442

CURRENT ASSETS:
  Cash and Cash Equivalents                                  31,245
  Accounts Receivable:
    General                                                   1,376
    Affiliated Companies                                     10,499
  Coal                                                           12
  Materials and Supplies                                      7,215
  Prepayments                                                   198

         TOTAL CURRENT ASSETS                                50,545

DEFERRED INCOME TAXES                                        26,037

REGULATORY ASSETS                                               313

DEFERRED CHARGES                                                157

           TOTAL                                            $84,942
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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                          March 31,
                                                            1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                            $     7
  Retained Earnings                                           -

         TOTAL SHAREHOLDER'S EQUITY                              7

LONG-TERM DEBT - Finance Obligations                           156

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       15,101
  Accrued Reclamation Costs                                 29,177
  Other Operating Reserves                                   7,910

         TOTAL OTHER NONCURRENT LIABILITIES                 52,188

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           104
  Accounts Payable:
    General                                                  2,037
    Affiliated Companies                                       810
  Taxes Accrued                                              1,429
  Accrued Reclamation Costs                                  6,194
  Accrued Vacation Pay                                         976
  Workers' Compensation Claims                                 832
  Obligations Under Capital Leases                             667
  Other                                                      1,551

         TOTAL CURRENT LIABILITIES                          14,600

DEFERRED CREDITS                                            17,991

           TOTAL                                           $84,942
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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED MARCH 31, 1998

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.


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                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED MARCH 31, 1998
                    (in thousands, except as noted)
                                                                                                     January through
                                                                                                          March
                                                                                                           1998
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.29% per annum, 2.5725% per quarter                                                         .025725

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $   -

       D. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                         485

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (485)
            2. Year-to-Date                                                                              $   (485)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 33,825

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (485)

       C. Cost Applicable to Current Quarter Coal Billings                                                 33,340
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                      507
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 32,833

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                408,577

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $80.36

(a)     As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.
/TABLE
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                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED MARCH 31, 1998


                                                       (in thousands)

Direct Labor-UMW*                                          $   557
Indirect Labor-UMW*                                          1,804
Benefits-UMW*                                                2,166
Salaries and Benefits-Nonunion                               1,290
Operating Supplies                                           1,880
Repair Parts and Materials                                   1,168
Electricity and Other Utilities                                697
Outside Services-Maintenance, Haulage and Reclamation          422
Taxes Other Than Federal Income Taxes**                        506
Rental of Equipment                                            799
Depreciation, Depletion and Amortization                       961
Mining Cost Normalization***                                15,471
Reclamation                                                  3,484
Other Production Costs                                       2,612

Subtotal                                                    33,817

Transfers of Production Costs (to)/from Coal Inventory          16

          Total                                            $33,833

  * United Mine Workers of America.
 ** Excludes  FICA, Federal  Unemployment  and  State  Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                            March 31, 1998
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -       $  324

Mining Structures and Equipment       43,187     40,721     2,466

Coal Interests (net of depletion)      2,549       -        2,549

Leasehold Improvements                 2,292      2,224        68

    Total Mining Plant in Service    $48,352    $42,945    $5,407
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         OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINES
      CENTRAL OHIO COAL COMPANY; SOUTHERN OHIO COAL - MEIGS;
                     AND WINDSOR COAL COMPANY
      ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 10.51%
                         EFFECTIVE 4-1-98


THE 10.51% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS
CALCULATED AS FOLLOWS:


             CAPITALIZATION                          AFTER-TAX
               @12/31/97    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $  960,665(a)  41.05%     7.45%(c)       3.06%

Preferred Stock    29,392      1.26%     5.00%(c)       0.06%

Common Stock    1,350,011(b)  57.69%    12.81%(d)       7.39%

Total          $2,340,068    100.00%                   10.51%*


Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).



(a) Includes long-term debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense and unamortized loss on reacquired debt.

(b) Common equity includes premium on preferred stock and excludes undistributed subsidiary earnings.

(c)   Embedded cost at 12/31/97.

(d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.


 * Rate will be applied for billing purposes to the twelve months period commencing April 1, 1998.